Exhibit 99.1

Ballard Reports Q1 2024 Results

VANCOUVER, BC, May 7, 2024 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the first quarter ended March 31, 2024. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"In our last earnings report, we indicated that we expected continued growth in our Order Backlog, major order announcements from customers in our Bus and Stationary verticals, and the announcement of our next manufacturing facility," said Randy MacEwen, Ballard's President and CEO. "In Q1, we delivered on each of these milestones, highlighting our continuing journey to becoming a commercial products company. We booked $64.5 million in new orders, increased our Order Backlog by 38%, announced total non-dilutive funding of $94 million for the planned build-out of our Rockwall Gigafactory, grew revenue by 9%, improved gross margin by 5 points, and reduced cash operating costs1 slightly while continuing to invest in next generation products and product cost reduction."

"We are particularly encouraged with our progress over the past 6 months with new order intake," added Mr. MacEwen. "After booking $64.7 million of new orders in the fourth quarter of 2023, we booked another $64.5 million of new orders in Q1, bringing total new bookings over the past two quarters to $129.2 million. We are seeing growth indicators across our Bus, Rail, Marine and Stationary verticals. In our Bus segment, so far in 2024, we have announced or secured repeat orders from three customers totaling approximately 1,200 fuel cell engines. We also announced an order for 15 MW of fuel cell engines from a repeat customer in our Stationary vertical. We are excited by the increasing order sizes as customers transition from demonstrations to larger scale deployments."

Mr. MacEwen continued, "Q1 revenue of $14.5 million, up 9% year-over-year, was overwhelmingly generated by Power Products revenue, which contributed 88% of revenue compared to 71% in Q1 2023. Despite the continued shift in revenue mix to Power Products and the burden of fixed production overhead costs on seasonally low revenue, gross margin of (37%) improved 5 points compared to Q1 2023. Similar to prior years, we expect 2024 revenue to be back-half weighted and expect to realize corresponding gross margin expansion. We also continued our discipline on operating expenses and balance sheet strength. Notwithstanding inflationary pressures, our cash operating costs1  were slightly down compared to Q1 2023, and we ended the quarter with $720.7 million in cash and cash equivalents."

"During the quarter, we were pleased to announce certain non-dilutive funding awards for our proposed Gigafactory in Rockwall, Texas," stated Mr. MacEwen. "The planned 3-gigawatt facility will feature advanced manufacturing of next-generation fuel cells at scaled production volumes and significantly reduced costs. The $40 million award from the U.S. Department of Energy Hydrogen and Fuel Cell Technologies Office, and an award valued up to $54 million from the Qualifying Advanced Energy Project Tax Credit (48C) funded by the Inflation Reduction Act (IRA), provide Ballard with a total of up to $94 million of U.S. federal funding."

Mr. MacEwen concluded, "In the context of an increasingly constructive policy environment, a growing Order Backlog, and with sustained investments in product cost reduction, advanced manufacturing, and capacity expansion, we see an exciting set-up for a strong second half of 2024 and growth in 2025. We are well positioned to enable our customers to compete in the energy transition and the adoption of hydrogen fuel cells to decarbonize heavy-duty mobility and select stationary power applications."

Q1 2024 Financial Highlights

(all comparisons are to Q1 2023 unless otherwise noted)

•	Total revenue was $14.5 million in the quarter, up 9% year-over-year.
•	Heavy Duty Mobility revenue of $10.6 million increased 22%, driven by higher revenues from our Bus vertical, though offset by weaker revenue in Rail and Marine verticals.
•	Stationary revenue of $3.7 million increased 48% year-over-year driven by the European market.
•	Emerging and Other Markets revenue of $0.2 million was down 90% compared to the prior year.
•	Gross margin was (37%) in the quarter, a 5-point improvement year-over-year and 15 points lower from the previous quarter as expected due to lower revenue in Q1 2024 compared to Q4 2023.
•	Total Operating Expenses and Cash Operating Costs[1] were $37.1 million and $29.8 million, respectively, a change of 3% and (2%) respectively, from Q1 2023.
•	Net loss from continuing operations for the first quarter of 2024 was ($41.1) million, or ($0.14) per share, compared to a net loss from continuing operations of ($32.4) million, or ($0.11) per share, in the first quarter of 2023. The ($8.7) million increase in net loss was driven primarily by lower finance and other income of ($7.5) million largely due to higher negative mark to market and foreign exchange impacts on our long-term financial investments.
•	Adjusted EBITDA[1] was ($36.6) million, compared to ($36.9) million in Q1 2023, a change of 1%.
•	Cash and cash equivalents were $720.7 million, a ($30.5) million decrease compared to $751.1 million at the end of 2023.
•	Ballard received approximately $64.5 million in new orders in Q1, and delivered orders valued at $14.5 million, resulting in an Order Backlog of approximately $180.5 million at end-Q1, a 38% increase from the end of Q4 2023. Order Backlog growth was driven predominantly by the European Bus and Stationary verticals and includes the impact of the recently announced long-term supply agreement with Solaris. Power Products now represent approximately 88% of the total Order Backlog, with European and North American customers accounting for approximately 86% of the total Order Backlog.
•	The 12-month Order Book was $79.7 million at end-Q1, an increase of $13.0 million, or 20%, from the end of Q4 2023.
Order Backlog ($M)	Order Backlog at End-Q4 2023	Orders Received in Q1 2024	Orders Delivered in Q1 2024	Order Backlog at End-Q1 2024
Total Fuel Cell Products & Services	$130.5	$64.5	$14.5	$180.5

2024 Outlook

Consistent with the Company's past practice, and in view of the early stage of hydrogen fuel cell market development, specific revenue or net income (loss) guidance for 2024 is not provided. The Company expects revenue in 2024 will be back-half weighted, with roughly 30% in the first half and 70% in the second half, similar to 2023. Ballard's Total Operating Expense2 and Capital Expenditure3 guidance ranges for 2024 are as follows:

2024	Guidance
Total Operating Expense[2]	$145 - $165 million
Capital Expenditure[3]	$50 - $70 million

Q1 2024 Financial Summary

(Millions of U.S. dollars)	Three months ended March 31
	2024	2023	% Change
REVENUE
Fuel Cell Products & Services:[4]
Heavy-Duty Mobility	$10.6	$8.6	22%
Bus	$8.9	$2.9	206%
Truck	$1.2	$2.4	(51%)
Rail	$0.3	$1.7	(80%)
Marine	$0.2	$1.7	(87%)
Stationary	$3.7	$2.5	48%
Emerging and Other Markets	$0.2	$2.1	(90%)
Total Fuel Cell Products & Services Revenue	$14.5	$13.2	9%
PROFITABILITY
Gross Margin $	($5.4)	($5.6)	4%
Gross Margin %	(37%)	(42%)	5 pts
Total Operating Expenses	$37.1	$35.8	3%
Cash Operating Costs[1]	$29.8	$30.5	(2%)
Equity loss in JV & Associates	($0.8)	($0.9)	3%
Adjusted EBITDA[1]	($36.6)	($36.9)	1%
Net Loss from Continuing Operations[4]	($41.1)	($32.4)	(27%)
Loss Per Share from Continuing Operations[4]	($0.14)	($0.11)	(27%)
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($24.4)	($26.9)	9%
Working Capital Changes	$4.4	($9.6)	146%
Cash used by Operating Activities	($20.0)	($36.6)	45%
Cash and cash equivalents	$720.7	$863.8	(17%)

For a more detailed discussion of Ballard Power Systems' first quarter 2024 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call

Ballard will hold a conference call on Tuesday, May 7, 2024 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review first quarter 2024 operating results. The live call can be accessed by dialing 1-844-763-8274. Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements

Some of the statements contained in this release are forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws, such as statements concerning the markets for our products, Order Backlog, expected revenues, gross margins, operating expenses, capital expenditures, corporate development activities, impacts of investments in manufacturing and R&D capabilities and cost reduction initiatives and statements that describe any anticipated offering of securities under Ballard's Shelf Prospectus and Registration Statement or the filing of a Prospectus supplement. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Ballard's ability to control or predict. Actual events, results and developments may differ materially from those contemplated by such forward-looking statements. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, market demand and financing needs. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans, achieving and sustaining profitability, Ballard's condition requiring anticipated use of proceeds to change and the timing of, and ability to obtain, required regulatory approvals. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements represent Ballard's views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual events and future events could differ materially from those anticipated in such statements. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Endnotes

[1] Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to the tables below.

Cash Operating Costs measures total operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition related costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains or losses on foreign exchange contracts.

[2] Total Operating Expenses refer to the measure reported in accordance with IFRS.
[3] Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows

[4] We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale of PEM fuel cell products and services for a variety of applications including Heavy-Duty Mobility (consisting of bus, truck, rail, and marine applications), Stationary Power, and Emerging and Other Markets (consisting of material handling, off-road, and other applications). Revenues from the delivery of Services, including technology solutions, after sales services and training, are included in each of the respective markets.

During the fourth quarter of 2023, we completed a restructuring of operations at Ballard Motive Solutions in the U.K. and effectively closed the operation. As such, the historic operating results (including revenue and operating expenses) of the Ballard Motive Solutions business have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income (loss) as loss from discontinued operations.

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
Cash Operating Costs	2024	2023	$ Change
Total Operating Expenses	$ 37,060	$ 35,832	$ 1,228
Stock-based compensation expense	(2,800)	(2,243)	(557)
Impairment recovery (losses) on trade receivables	(1,670)	-	(1,670)
Acquisition related costs	-	(658)	658
Restructuring and related (costs) recovery	(30)	(822)	792
Impact of unrealized gains (losses) on foreign exchange contracts	(485)	490	(975)
Depreciation and amortization	(2,236)	(2,062)	(174)
Cash Operating Costs	$ 29,839	$ 30,537	$ (698)

(Expressed in thousands of U.S. dollars)	Three months ended March 31,
EBITDA and Adjusted EBITDA	2024	2023	$ Change
Net loss from continuing operations	$ (41,066)	$ (32,388)	$ (8,678)
Depreciation and amortization	3,382	3,051	331
Finance expense	431	283	148
Income taxes (recovery)	35	-	35
EBITDA	$ (37,218)	$ (29,054)	$ (8,164)
Stock-based compensation expense	2,800	2,243	557
Acquisition related costs	-	658	(658)
Finance and other (income) loss	(2,709)	(10,209)	7,500
Impairment charge on property, plant and equipment	-	-	-
Impact of unrealized (gains) losses on foreign exchange contracts	485	(490)	975
Adjusted EBITDA	$ (36,642)	$ (36,852)	$ 210

View original content to download multimedia:https://www.prnewswire.com/news-releases/ballard-reports-q1-2024-results-302137920.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2024/07/c6267.html

%CIK: 0001453015

For further information: Kate (Charlton) Igbalode, +1.604.453.3939, investors@ballard.com or media@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:30e 07-MAY-24